ICAP VAULT 1, LLC

VAULT HOLDING 1, LLC

3535 Factoria Blvd. SE, Suite 500

Bellevue, WA 98006

November 20, 2020

CORRESPONDENCE FILING VIA EDGAR

Mr. Jonathan Burr

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iCap Vault 1, LLC
Vault Holding 1, LLC
Registration Statement Filed on Form S-11
Pre-Effective Amendment No. 6, Filed November 2, 2020
File Nos. 333-236458 and 333-236458-01

Dear Mr. Burr:

On behalf of iCap Vault 1, LLC (the “Company”) and Vault Holding 1, LLC (the “Guarantor”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully request that the Registration Statement on Form S-11 of the Company and the Guarantor (File Nos. 333-236458 and 333-236458-01) be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Tuesday, November 24, 2020, or as soon thereafter as is practicable.

In connection with this request, the Company and the Guarantor (collectively, the “Registrants”) hereby acknowledge that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

ICAP VAULT 1, LLC		VAULT HOLDING 1, LLC

By:	iCap Vault Management, LLC, its manager	By:	iCap Vault Management, LLC, its manager

By:	/s/ Chris Christensen	By:	/s/ Chris Christensen
	Chris Christensen		Chris Christensen
	Chief Executive Officer		Chief Executive Officer

cc: Craig D. Linder, Esq./Anthony L.G., PLLC